J.P. MORGAN SECURITIES LLC 383 Madison Avenue New York, NY 10179	GOLDMAN, SACHS & CO. 200 West Street New York, NY 10282

July 19, 2013

Re:	Agios Pharmaceuticals, Inc.
Registration Statement on Form S-1
Registration File No. 333-189216

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir/Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, wish to advise you that 5,422 copies of the Preliminary Prospectus dated July 11, 2013, were distributed during the period July 11, 2013 through the date hereof to prospective underwriters, institutions, dealers and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

In accordance with Rule 461 of the Act, we hereby join in the request of Agios Pharmaceuticals, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 3:00 p.m. New York City Time on July 23, 2013, or as soon thereafter as practicable.

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Very truly yours,

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ Khaled Habayeb
Name: Khaled Habayeb
Title: Executive Director

By:	GOLDMAN, SACHS & CO.

By:	/s/ Adam T. Greene
Name: Adam T. Greene
Title: Vice President